EXHIBIT 3.1

AMENDMENT TO CERTIFICATE OF INCORPORATION
OF
MOBILEPRO CORP.

 Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Mobilepro Corp., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST:  That the Board of Directors of the Corporation, pursuant to Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, duly adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation, as amended, of the Corporation:

RESOLVED: That the Restated Certificate of Incorporation, as amended, of the Corporation be amended by deleting the second paragraph of Article FOURTH in its entirety and replacing it in its entirety with the following:

“The total number of shares of capital stock of all classes which the Corporation shall have authority to issues is 3,000,000,000 of which 2,979,964,575 shares shall be common stock, par value $0.001 per share (“Common Stock”), 20,000,000 shares shall be preferred stock, par value $0.001 per share (“Preferred Stock”) and 35,425 shares shall be the Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Convertible Preferred Stock”).”

SECOND: That the stockholders of the Corporation at the Annual Meeting of Stockholders and adjournments duly approved on December 19, 2008 said proposed Certificate of Amendment of Certificate of Incorporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Secretary this 1st day of January, 2009.

MOBILEPRO CORP.

By:	/s/ Tammy L. Martin
Name: Tammy L. Martin Title: Secretary